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                              September 19, 2022

       Zhenyu Wu
       Chief Financial Officer
       Elite Education Group International Ltd
       1209 N. University Blvd.
       Middletown, OH 45042

                                                        Re: Elite Education
Group International Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-3
                                                            Filed August 29,
2022
                                                            File No. 333-264807

       Dear Mr. Wu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-3 Filed August 29,
2022

       Cover Page

   1. We note your amended disclosure in response to comment 2. Please revise the cover page to disclose, if true,
that the holding company does not conduct operations. Please also disclose clearly the
entity (including the domicile) in which investors are purchasing an interest.
   2. We note your amended disclosure in response to comments 4 and 5. Please revise to include the appropriate
disclosure in your summary risk factors and risk factors sections as well.
 Zhenyu Wu
FirstName  LastNameZhenyu    Wu Ltd
Elite Education Group International
Comapany 19,
September  NameElite
               2022 Education Group International Ltd
September
Page  2    19, 2022 Page 2
FirstName LastName
Prospectus Summary, page 1

3. We note the organizational structure chart that you added to page 1 in response to comment 7. Please revise to disclose Wonderland Holdings International Ltd.'s and the
         Other Shareholders' percentage ownership of Elite Education Group International Ltd. To the extent that Other Shareholders are comprised of individuals or entities other than public shareholders, please revise by footnote or otherwise, to disclose such individuals or entities and include their percentage ownership.
4. We note your amended disclosure in response to comment 9, including that "[w]e made this decision based on the types of activities we conduct in China, which do not believe raises any material issues under Chinese law." Please revise to remove the materiality qualifier.
General

5. When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the
         Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the
         People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland
         China and Hong Kong.
       Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Johnathan C. Duncan